Exhibit 18.0

     Payless Cashways, Inc.
     Lee's Summit, Missouri

     Ladies and Gentlemen:

     We have been furnished with a copy of the quarterly report on Form 10-Q of Payless Cashways, Inc. (the Company) for the three months ended February 24, 2001, and have read the Company's statements contained in Note 2 to the condensed financial statements included therein. As stated in Note 2, the Company changed its method of accounting for the costs of certain inventories from the last-in first-out (LIFO) method to the first-in first-out (FIFO) method, and states that the newly adopted accounting principle is preferable in the circumstances because the FIFO method of valuing inventory more closely matches current costs and revenues in periods of declining prices. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

     We have not audited any financial statements of Payless Cashways, Inc. as of any date or for any period subsequent to November 25, 2000, nor have we audited the information set forth in the aforementioned Note 2 to the condensed financial statements; accordingly, we do not express an opinion concerning the factual information contained therein.

     With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company's compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

     Based on our review and discussion, with reliance on management's business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company's circumstances.

                                /S/   KPMG LLP

     Kansas City, Missouri
     March 12, 2001